
🆁🅱🅾 3/5

UNITED STATES
ᴿITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

.NUAL AUDITED REᴮᴼᴿᵀ̶ail Processing
FORM X-17A-5   Section
PART III   FEB 2 9 2008

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SEC FILE NUMBER
8- 50875

FACING PAGE   Washington, DC
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Old Mutual Investment Partners

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

___4643 S. Ulster Street, 6th Floor___
(No. and Street)

Denver	Colorado	80237
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark E. Black   (720) 200-7780
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___KPMG LLP___
(Name – if individual, state last, first, middle name)

707 Seventeenth Street, Suite 2700	Denver	Colorado	80202-3499
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 1 2008

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Mark Black_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Old Mutual Investment Partners_____ , as
of _____December 31___ , 20 _07_____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

SHELLIE C HUNTER
Notary Public
State of Colorado

_____
Signature

_____Chief Financial Officer_____
Title

Notary Public

City of Denver, Colorado; County of Denver
My commission expires: September 7, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Independent Auditors' Report

The Board of Trustees
Old Mutual Investment Partners:

We have audited the accompanying statement of financial condition of Old Mutual Investment Partners as of December 31, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Old Mutual Investment Partners as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP
KPMG LLP

Denver, Colorado
February 27, 2008

OLD MUTUAL INVESTMENT PARTNERS

Statement of Financial Condition

December 31, 2007

Assets

Cash	$	4,934,211
Commissions receivable		877,050
Receivables from affiliates		375,554
Prepaid expenses		285,803
Prepaid C share commissions		1,282,661
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $1,976,401		1,184,740
Deferred tax asset		5,725,561
Deposits with clearing organizations and other		284,822
Total assets	$	14,950,402

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	1,725,446
Deferred rent		373,768
Accrued employee compensation and benefits		2,566,646
Accounts payable, accrued expenses, and other liabilities		657,671
Total liabilities		5,323,531
Commitments and contingencies (notes 8 and 11)		
Stockholder's equity:		
Common stock, $100 par value. Authorized 100,000 shares, outstanding 10 shares		1,000
Additional paid-in capital		47,019,930
Accumulated deficit		(37,394,059)
Total stockholder's equity		9,626,871
Total liabilities and stockholder's equity	$	14,950,402

See accompanying notes to financial statements.

OLD MUTUAL INVESTMENT PARTNERS

Statement of Operations

Year ended December 31, 2007

Revenues:		
12b-1 service and distribution fees and other income	$	11,163,606
Interest and dividends		255,252
Total income		11,418,858
Operating expenses:		
Employee compensation and benefits		14,665,432
Advertising and promotions		5,580,329
Occupancy		1,059,627
Registration fees		155,567
Distribution fees		11,372,531
Professional fees		1,824,866
Other operating expenses		912,651
Total operating expenses		35,571,003
Net loss before income tax benefit		(24,152,145)
Income tax benefit		(8,122,849)
Net loss	$	(16,029,296)

See accompanying notes to financial statements.

OLD MUTUAL INVESTMENT PARTNERS

Statement of Changes in Stockholder's Equity

Year ended December 31, 2007

		Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance, December 31, 2006	$	1,000	26,484,688	(21,364,763)	5,120,925
Capital contributions		—	23,352,511	—	23,352,511
Net loss		—	—	(16,029,296)	(16,029,296)
Return of capital for the portion of NOL utilized in the consolidated federal tax return of OMUSH (note 1e)		—	(2,817,269)	—	(2,817,269)
Balance, December 31, 2007	$	1,000	47,019,930	(37,394,059)	9,626,871

See accompanying notes to financial statements.

4

OLD MUTUAL INVESTMENT PARTNERS

Statement of Cash Flows

Year ended December 31, 2007

Cash flows from operating activities:		
Net loss	$	(16,029,296)
Adjustments to reconcile net loss to net cash used in operating activities:		
Income tax benefit		(8,122,849)
Depreciation and amortization		674,112
Noncash capital contribution related to forgiveness of amounts payable to OMCAP		21,239,493
Changes in operating assets and liabilities:		
Increase in commissions receivable		(775,821)
Increase in receivable from affiliates		(276,411)
Increase in prepaid expenses		(232,604)
Decrease in prepaid C share commissions		274,716
Decrease in deposits with clearing organizations and other		210,464
Increase in commissions payable		898,835
Increase in deferred rent		90,488
Decrease in accrued employee compensation and benefits		(1,245,104)
Increase in accounts payable, accrued expenses, and other liabilities		140,165
Net cash used in operating activities		(3,153,812)
Cash flows from investing activities:		
Purchase of furniture, equipment, and leasehold improvements		(912,549)
Net cash used in investing activities		(912,549)
Cash flows from financing activities:		
Capital contributions		2,113,018
Net cash provided by financing activities		2,113,018
Net decrease in cash		(1,953,343)
Cash, beginning of year		6,887,554
Cash, end of year	$	4,934,211
Supplemental disclosure of noncash financing activity:		
Return of capital for the portion of NOL utilized in the consolidated federal tax return of OMUSH	$	2,817,269

See accompanying notes to financial statements.

(1) **Organization and Summary of Significant Accounting Policies**

Old Mutual Investment Partners (OMIP or the Company), is a wholly owned subsidiary of Old Mutual Capital, Inc. (OMCAP), which is a wholly owned subsidiary of Old Mutual (US) Holdings Inc. (OMUSH), which in turn is an indirect, wholly owned subsidiary of Old Mutual plc, an international financial services group based in London. OMIP commenced operations, in its current form, effective July 1, 2004. OMIP is registered as a broker-dealer under the Securities Exchange Act of 1934 (the Act) and applicable state law, and acts exclusively as a principal underwriter and distributor for Old Mutual Advisor Funds, Old Mutual Advisor Funds II and Old Mutual Insurance Series Fund (collectively, the Funds). OMIP promotes the sale of shares of the Funds domestically by broker-dealers that are members in good standing of the National Association of Securities Dealers, Inc. The Company prepares its financial statements on an accrual basis.

In July 2004, OMCAP purchased all of the ownership interests of PBHG Fund Distributors (PBHG FD), which was a wholly owned subsidiary of OMUSH. Upon its acquisition by OMCAP, PBHG FD was merged with Old Mutual Investment Partners, Inc. with PBHG FD being the surviving entity. On the same day, PBHG FD changed its name to OMIP.

Income is derived from commissions received from the sale of shares of the Funds managed by OMCAP. Expenses include those directly related to OMIP wholesale broker-dealer and distribution activities. No allocations are made by OMCAP for overhead, administrative services, rent, or compensation paid to an employee whose primary duties do not relate to distribution activities.

(a) *Basis of Presentation*

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of management estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) *Revenue Recognition*

12b-1 service and distribution fees are accrued as earned.

(c) *Cash and Cash Equivalents*

The Company considers cash equivalents as liquid investments with original maturities of fewer than 90 days. Cash and cash equivalents at December 31, 2007 consists of cash of $4,934,211.

(d) *Furniture, Equipment, and Leasehold Improvements*

Depreciation on furniture, equipment, and leasehold improvements is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful life of computer equipment and software is three years, while office equipment and furniture and fixtures is five years. Leasehold improvements are amortized on the straight-line method over the shorter of the lease term or estimated useful life of the asset. Total depreciation and amortization for the year ended December 31, 2007 was $674,112.

(Continued)

OLD MUTUAL INVESTMENT PARTNERS

Notes to Financial Statements

December 31, 2007

(e) Income Taxes

The Company uses the asset and liability method of accounting for income taxes and uses the pro rata basis for federal income taxes. Under this method and basis, current and deferred income taxes are allocated to the Company based on the Company's relative contribution to OMUSH's consolidated income tax expense or benefit. Accordingly, the Company does not recognize alternative minimum tax (AMT) payable or carryforward, net federal operating loss carryforwards, or other credit carryforwards that do not exist in OMUSH's consolidated tax return. The Company accounts for state income taxes on a separate return basis.

The need for a valuation allowance on federal deferred tax assets is assessed at the consolidated OMUSH level and allocated to the Company on a pro rata basis using those Company's deferred tax assets that require the valuation allowance. The Company does not record a valuation allowance for federal deferred tax assets unless one is recorded at the consolidated OMUSH level. The need for a valuation allowance on state deferred tax assets is assessed on a separate company basis. State deferred tax assets are reviewed to determine if they are more likely than not to be realized and, if not, then valuation allowances are established to reduce deferred income tax assets to the amounts expected to be realized.

The net loss of the Company is included in the consolidated federal income tax return of OMUSH. The Company will not be compensated by OMUSH for the tax benefit (receivable from OMUSH) related to the use of the net loss in the consolidated federal income tax return that is used to offset income of other members of the group. Therefore, this tax benefit is shown as a return of capital as the tax benefit will not be paid by OMUSH to the Company.

(f) Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising costs were $2,622,245 in 2007.

(g) Concentrations of Credit Risk

The Company is primarily engaged in the selling of shares of the Funds. In the event counterparties do not fulfill their obligations to the Company, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(2) Stockholder's Equity

The Company has 100,000 shares of common stock authorized, 10 of which are issued and outstanding. OMUSH and OMCAP intend to provide capital contributions to the Company as necessary for it to maintain compliance with minimum net capital requirements and meet its obligations at least through December 31, 2008. During 2007, OMCAP made cash contributions to the company in the amount of $2,113,018 (see note 4).

(3) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital of $25,000 and maintenance

7   (Continued)

of a ratio (aggregate indebtedness to net capital), both as defined, that shall not exceed 15 to 1. Further, capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had a net capital deficiency of $(467,991), which was $797,975 below the minimum net capital required and a ratio of aggregate indebtedness to net capital of (10.58) to 1. The deficiency in the minimum net capital was caused by a procedural error at year-end, which was subsequently corrected the first work day of January 2008.

At December 31, 2007, the Company is exempt from the provisions of Rule 15c3-3 (under paragraph k(2)(i) of such rule) of the Act as it is a broker-dealer that deals solely in mutual fund shares and promptly transmits all customer funds and delivers all securities received in connection with its broker-dealer activities.

Management believes the Company will continue to receive financial support from OMUSH and OMCAP to allow the Company to meet its obligations as they become due and maintain its required net capital through at least December 31, 2008.

(4) Related-Party Transactions

Certain payroll and other expenses directly related to the Company's wholesale broker-dealer and distribution activities are paid directly by OMCAP. When these expenses are paid by OMCAP, the Company records a payable to an affiliate. During 2007, the Company received $2,113,018 from OMCAP in cash and OMCAP forgave $21,239,493, in amounts payable to affiliates as a noncash capital contribution.

As the Company is a member of a group of affiliated companies, it is possible that the terms of certain of the related-party transactions are not the same as those that would result from transactions among wholly unrelated parties.

OMIP's sales organization markets and sells Separately Managed Accounts (SMA) on behalf of OMCAP. The Company's payroll and other expenses of its sales organization are allocated to OMCAP on a monthly basis based on total sales of SMA's compared to total sales of OMIP. The total allocated to OMCAP during the year ended December 31, 2007 was $3,536,038 of which $0 is included in receivable from affiliates. The total allocated amount is recorded as a reduction of employee compensation and benefits, advertising and promotions, registration fees, professional fees and other operating expenses. The Company's Wealth Management Group (WMG) worked solely on the SMA business. Therefore, all payroll and other expenses of $252,955 was allocated to OMCAP, of which $0 is included in receivables from affiliates. This allocation is recorded as a reduction to employer compensation and benefits.

(5) Benefit Plans

OMUSH has a defined contribution benefit plan for eligible employees. This is a profit sharing plan (the Plan) qualified under Section 401 of the Internal Revenue Code in which the Company makes contributions to a trustee, on behalf of eligible employees, to fund the Plan.

The Plan covers all full-time employees who have met certain length-of-service requirements. The Company contribution to the Plan is determined annually subject to some limitations. For any Plan year in which the Company makes a profit sharing contribution to the Plan, all eligible participants in the

OLD MUTUAL INVESTMENT PARTNERS

Notes to Financial Statements

December 31, 2007

Company are entitled to share in the profit sharing contribution. This contribution is made to all eligible participants who are actively employed at the Company on December 31. The Company incurred a profit sharing expense of $688,361 for the year ended December 31, 2007.

(6)   Income Taxes

The components of income tax benefit computed as if the Company was a separate taxpayer is as follows for the year ended December 31, 2007:

Current income tax benefit:		
Federal	$	(2,566,799)
State		(250,470)
Total current tax benefit		(2,817,269)
Deferred income tax expense/(benefit):		
Federal		(5,889,906)
State		584,326
Total deferred tax benefit		(5,305,580)
Total income tax benefit	$	(8,122,849)

The income tax benefit differs from the expected federal income tax rate of 35% for the following reasons for the year ended December 31, 2007:

Computed "expected" income tax benefit at statutory rate	$	(8,453,251)
Increase in income taxes resulting from:		
State income taxes, net of federal benefits		217,007
Meals and entertainment		111,810
Other		1,585
Income tax benefit	$	(8,122,849)

At December 31, 2007, the Company has gross deferred tax assets as follows:

Deferred tax assets:		
Fixed assets	$	182,858
Accrued compensation		235,944
Deferred rent		143,359
Federal net operating loss carryover		5,213,114
State net operating loss carryover		1,992,056
Total deferred tax asset		7,767,331
Less valuation allowance		(2,041,770)
Net deferred tax assets	$	5,725,561

(Continued)

OLD MUTUAL INVESTMENT PARTNERS

Notes to Financial Statements

December 31, 2007

At December 31, 2007, the Company has a net deferred tax asset of $5,725,561. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future income and tax planning strategies, which are both prudent and feasible and would be implemented, in making this assessment. Based on the projections of future taxable income over the period in which the deferred tax assets are deductible and available tax planning strategies, management believes that with the exception of state deferred tax assets, it is more likely than not that the Company will realize the benefit of these deductible differences reported as of December 31, 2007. The amount of deferred tax assets considered realizable, however, could be reduced in the near term if the estimates of future taxable income during the carryforward period are reduced.

The Company has approximately $57.3 million of state net operating loss (NOL) carryovers as of December 31, 2007 which expire through 2027. At December 31, 2007, the Company has $49,714 in the state portion of deferred tax assets arising from temporary differences. Based on projections of future taxable income, management does not believe it is more likely than not that it will realize the benefit of state deferred tax assets. As such, a full valuation allowance has been recorded against state NOL carryovers and the state portion of deferred tax assets arising from temporary differences.

During 2007, the valuation allowance recorded by the Company increased by $908,486.

(7) Furniture, Equipment, and Leasehold Improvements

As of December 31, 2007, furniture, equipment, and leasehold improvements consist of the following:

Computer equipment	$	1,310,012
Computer software		346,764
Office equipment		121,528
Furniture and equipment		356,684
Leasehold improvements		1,026,153
		3,161,141
Accumulated depreciation and amortization		(1,976,401)
	$	1,184,740

(8) Lease Payments

The Company is party to various operating leases. Future minimum payments under all operating leases pertaining to the Company, including leases commencing in 2008, amount to $432,741 in 2008, $448,692 in 2009, $467,915 in 2010, $477,732 in 2011 and $160,335 in 2012. The Company incurred rental expense of $385,515 for the year ended December 31, 2007.

The lease payments on the Company's offices accelerate each year. Under accounting principles generally accepted in the United States of America, the lease expense is recorded on a straight-line basis by dividing total lease payments by the lease term. At December 31, 2007, the cumulative lease expense exceeded the cumulative cash payments on the leases by $129,296. The Company has received allowances for leasehold improvements from the lessor for the Company's office. The Company amortizes these allowances as an offset to rent expense over the lease term. At December 31, 2007, the unamortized balance of these allowances is $244,472. Such amounts are recorded as deferred rent in the accompanying statement of financial condition.

(9) Severance Charge

During 2007, certain employees of the Company terminated their employment. The Company has recorded a severance charge of $1,123,699 related to these terminations, which was paid during 2007.

(10) Prepaid C Share Commissions – Dealer Advances and Prepaid Services

Certain of the Funds maintain a multi-class structure whereby the participating funds offer traditional front-end load shares (Class A shares) and back-end load shares (Class C shares). Class C shares may require the investor to pay a contingent deferred sales charge (CDSC) if there is a redemption within one year. However, the Company pays upfront sales commissions (dealer advances) to broker dealers of 1% on Class C shares. The participating Funds pay the Company distribution and service fees based on their net assets invested in Class C Shares, subject to annual renewal by the participating Funds' board of trustees. The distribution fees are 0.75% per annum for Class C shares. A service fee of 0.25% per annum is paid to the Company for Class C and Class A shares. In addition, the Company is paid a CDSC on Class C shares redeemed within the minimum holding period. The CDSC is paid based on the lower of original cost or current market value at a rate of 1% for Class C shares. Class A shares over $1 million also have a 1% CDSC.

The Company capitalizes Class C share commissions for financial statement purposes and amortizes such costs over a 12-month period. Distribution fees received by the Company from participating funds are recorded in income as earned. CDSCs received by the Company from redeeming shareholders are recognized as a contra expense. Prepaid service fees are capitalized and amortized for financial statement purposes over a 12-month period.

(11) Commitments and Contingencies

At this time, the Company does not have or is not aware of any pending litigation against the Company that would have a material impact on the Company's financial position or results of operations.

OLD MUTUAL INVESTMENT PARTNERS

Computation of Net Capital Under Rule 15c3-1 of the
Securities Exchange Act of 1934

December 31, 2007

Net capital:		
Total stockholder's equity	$	9,626,871
Deduct nonallowable assets:		
Commissions receivable		877,050
Receivable from affiliates		375,554
Furniture, equipment, and leasehold improvements less accumulated depreciation and amortization		1,184,740
Prepaids and deposits		1,662,515
Deferred tax asset		5,725,561
		9,825,420
Other deductions:		
Fidelity Bond deductible allowed (greater of $5,000 or 10% of minimum, net capital required)		32,998
Fidelity Bond deductible		200,000
Net excess Fidelity Bond deductible		167,002
Haircut on securities owned		102,440
Net capital deficiency	$	(467,991)
Aggregate indebtedness	$	4,949,763
Computation of basic net capital requirement:		
Minimum net capital required: 6-2/3% of total aggregate indebtedness, but not less than $25,000	$	329,984
Deficiency of net capital below requirement	$	(797,975)
Deficiency of net capital at 1,000 percent		(962,967)
Deficiency of net capital at 1,500 percent		(1,210,455)
Ratio of aggregate indebtedness to net capital deficiency		(10.58) : 1

There were no material differences between the Company's computation of net capital as reflected on the amended Form X-17 A-5, Part IIA and the above computation.

See accompanying independent auditors' report.

OLD MUTUAL INVESTMENT PARTNERS

Supplementary Information
Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2007

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

At December 31, 2007, the Company is exempt from the provisions of Rule 15c3-3 (under paragraph k(2)(i) of such rule). Because of this exemption, the Company has not included the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" or "Information for Possession or Control Requirements Under Rule 15c3-3."

See accompanying independent auditors' report.

**Independent Auditors' Report on Internal Control Required by
Rule 17a-5 of the Securities Exchange Act of 1934 for a Broker-Dealer Claiming
an Exemption from Rule 15c3-3 of the Securities and Exchange Commission**

Board of Trustees
Old Mutual Investment Partners:

In planning and performing our audit of the financial statements of Old Mutual Investment Partners (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in conformity with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of trustees, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



KPMG LLP

Denver, Colorado
February 27, 2008

END

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